

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 6, 2014**
> **File No. 001-04879**

Dear Mr. Chapman:

We have reviewed your letter dated July 17, 2014 in connection with the above-referenced filings and have the following comment. In-our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2014.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

1.   We note your response to prior comment 6 where you indicate that you do not believe that a more disaggregated analysis of changes in working capital is required because they result from timing differences that do not reflect trends in your results. We believe that

more disaggregated disclosure is required due to the significant variances in total working capital and within specific working capital accounts. For example, changes in working capital totaled ($186 million) and $3 million for the six months ended June 30, 2014 and 2013 respectively, and changes within several individual working capital accounts varied significantly from period to period. However, your discussion of cash flows from operating activities does not provide clear insight into the changes. Please tell us what consideration was given to changes in financial ratios, such as DSO, inventory turnover, quick ratios and current ratios, in assessing working capital trends that may impact your liquidity and operating cash flows over the reported periods. Revise future filings accordingly.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant